SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Divestment of Small Generation Assets

Signing of CCVA in the amount of R$ 450 millions

COPEL (“Company”), further to Material Fact 03/24, hereby informs its shareholders and the market in general that its wholly-owned subsidiary Copel Geração e Transmissão (“Copel GeT”) has signed, on this date, a Share Purchase Agreement (“CCVA”) with Electra Hydra / Intrepid, regarding Copel's divestment in 13 small generation assets (“Divestment”) of the wholly-owned subsidiary Copel Geração e Transmissão S.A. (“Copel GeT”), totaling 118.7 MW of installed capacity.

The total amount to be received for the divestment will be R$450.5 million, to be adjusted by the IPCA variation from March 31, 2025 until the closing date. The transaction also includes a debt of R$21.4 million with the Brazilian Development Bank (BNDES).

The divestment will improve the operational efficiency of Copel GeT's portfolio and optimize the company's capital allocation, considering that Copel's strategy focuses on larger assets. In addition, it will enable the reuse of professionals in more relevant assets, who are already duly trained and qualified.

Completion of the divestment is conditional on verification of the usual conditions for operations of this nature, including approval by the competent bodies.

Curitiba, November 25, 2024.

Felipe Gutterres

Vice-Presidente de Finanças e de Relações com Investidores

Para outras informações, entre em contato com a equipe de Relações com Investidores:
ri@copel.com ou (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 26, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.